UNITED STATES
                      SECURITIES AND EXHANCE COMMISSION
                          Washington, D.C. 20549

                              FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF
                    SECURITES OF SMALL BUSINESS ISSURERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

ADVANCED PRODUCTS GROUP, INC
------------------------------------------------------------------------
(Name of Small Business Issuer in its charter)

Delaware                                    	75-2035917
---------------------------------          ------------------------
(State or other jurisdiction           (IRS Employer Identification No.)
Of incorporation or organization)

7820 S. Holiday Drive Suite 205, Sarasota, Florida      34231
---------------------------------------------------   -----------------
(Address of Principal Office)					(Zip Code)

Issuer's telephone number (941) 924-0007
                       ------------------------
Securities to be registered pursuant to Section 12(b) of the Act

Title of each class			Name of each exchange on which registered

---------------------------       --------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act

Title of each class			Name of each exchange on which registered

APGP Common Shares				NASD OTC BB
--------------------------            ----------------------------------





















ITEM 1. BUSINESS DESCRIPTION
Advanced Products Group, Inc. (the "Company") is a market based company selling soaps, hand cleaners and other related products primarily in the automotive aftermarket. Originally formed as a Nevada Corporation on August 27, 1998, using the name Cra-Z Soap Corp. The Company holds an exclusive license from MastersMarketing and Development, Inc. to the manufacture and marketvarious soaps and hand cleaners derived from the proprietary formula held by Masters Marketing.
The original name of the hand cleaner product was Cra Z Soap.
In March of 1999, upon the development of additional cleaners including soap and detergent products with a broader and more retail friendly base, and the possible infringement on a name
(Craz soap) that upon more detailed research to which other entities might lay claim, the Company elected to market the cleaning products under a brand name of APG and the descriptive name of the product i.e. APG Hand Cleaner, APG Laundry Detergent etc. Currently Southeast Automotive holds a trademark on the name Cra Z Soap and markets a hand cleaner under that name. The formulation of that soap differs significantly from the formula licensed to Advanced Products Group. Inc. A fact that APG has verified through chemical analysis. Southeast continues to sell its soap through various distribution chains including retailers and wholesale distribution. The company is aware of the site and views Southeast as a competitor for this market. APG is in possession of the same formula that is owned by Jaboneria of Ecuador and has an agreement with Southeast regarding the sale and marketing of that product should the Company so choose to add
Cra Z Soap to its product mix.
   The directors of the company, recognizing the difficulties of introducing new cleaning products to a market already well saturated with similar items, chose to make a change in the Company's primary purpose. Based upon the 60 plus years of auto parts experience of its management team, it elected to bring that expertise to the Internet market place by developing a web site for manufacturers of replacement auto parts to market their products. Simultaneously the company filed articles of Amendment on March 12, 1999 changing its name to Advanced Products Group,
Inc. as more descriptive of its change in philosophy.

	Company History: Pursuant to an Agreement of Merger dated
August 28, 1998, the Company merged into Advanced Technologies
Group, Inc., a Delaware Corporation organized under the laws of
Delaware on March 25, 1987.  By this Agreement of Merger
Cra-Z Soap, a Nevada Corporation, (the legal acquiree) and
Advanced Technologies Group, Inc., a Delaware Corporation,
(the legal acquirer) exchanged common stock to give the
shareholders of the legal acquiree control of the legal acquirer.
 On August 23, 1998, the principals of Masters Marketing and
Development and met with the principals of Advanced Technologies
Group, Inc. to discuss the possible reverse merger of ATG, Inc.
a public shell company incorporated in Delaware and a newly formed company
Cra Z Soap, Inc. of Nevada for the purpose of manufacturing
and marketing a proprietary soap formula held by Masters.  At that time the fact that Masters was also developing other proprietary formulae, it was therefore decided by the attendees of the meeting
to form Cra Z Soap, Inc of Nevada to hold an exclusive license to market and manufacture both current and any new proprietary formulae developed by Masters.  That company was formed by the principals of Masters
Marketing and Development, Inc. of Tennessee and registered
on August 27, 1998 with the Department of State of Nevada.  At that same meeting which began on August 23, 1998 and ended on August 27, 1999, the new entity Cra Z Soap, Inc of Nevada was formed as the licensee of Masters
Marketing and Development's proprietary formula.  The reason for the organization of a new company to hold a license
from MMD was to effect a merger with Advance Technologies Group, Inc without also incurring the liabilities of Masters Marketing and Development.  This new entity, which was liability free except for
its license agreement with Masters, entered into a merger agreement with Advanced Technologies Group, Inc, of Delaware, which merger was subsequently registered with the Department of State of Delaware on
August 28, 1998.  Prior to this merger on August 27, 1998 there had been no relationship between either Masters Marketing and Development, Inc of
Tennessee or Cra Z Soap. Inc of Nevada, with Advanced Technologies Group,Inc.
Nor had there been any prior relationship between Masters and CraZ Soap Corp.
Masters Marketing shares approximately 6% of common ownership with Advanced
Products Group.
It is not a predecessor of Cra Z Soap, Corp.  By terms of its license agreement with Cra Z Soap, Corp. which merged into Advanced Technologies,
Masters no longer manufacturers of sells Cra Z Soap
or any soap product produced under the formula licensed to APG.
Masters continues however to develop, manufacture and sell products not licensed to APG.
  Shareholders of the legal acquiree surrendered 100% of the outstanding shares in exchange for 1,100,000 shares of Common Stock and 310,000 Series A Super Preferred Voting Shares of the legal acquirer. The ratio of exchange was one share of common stock of Advanced Technologies for
each three (3) shares of stock in Cra Z Soap.   The principals of Cra Z Soap,
Inc were seeking to raise sufficient capital to launch their hand cleaner product.  Management believed that the most effective method of raising sufficient capital would be through the public markets.  Advanced
Technologies was a publicly trading but inactive shell.  The reverse split threfore expedited the process of raising capital in the public forum for Cra
Z Soap.
	The share exchange of a private operating company, (Cra-Z Soap, Corp) into a non-operating public shell corporation (Advanced Technologies Group, Inc.), with no assets or liabilities resulted in
the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.
     On April 28, 1998, Advanced Technologies Group, Inc, the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the State of
Delaware changing its name to Cra Z Soap, Inc. On March 12, 1999 the majority of the shareholders voted to convert the Series A Super Preferred voting
Shares of shareholders who were neither officers or directors of Cra Z Soap;
and to cancel the outstanding Series A Super Preferred Voting Shares held by the officers and directors of Cra Z Soap; and to change the Company's name to Advanced Products Group,Inc.  This change was registered and filed with the State of Delaware on April 30, 1999.
    At that same meeting on March 12, 1999, the directors of Advanced
Products Group, Inc. agreed to allow Masters Marketing and Development, Inc to settle a dispute between it and Southeast Automotive over the use of the name Cra Z Soap.  Masters satisfied the directors of APG, that the formulation of the hand cleaner known as Cra Z Soap then being sold by
Southeast was in fact not the formula used in Master's formulation of a similar hand cleaner.  APG verified this claim with
an independent chemical laboratory.  Based thereupon by Masters request that
APG use a different market name for this product so as to settle a dispute between Masters and Southeast; and the fact that APG now held license to additional formulae, including powdered hand cleaner, laundry detergent and other similar cleaning products based upon the original hand cleaner formula, the directors agreed to use a different market name.  The directors felt that given the wide variety of products now available with the formula owned by
Master Marketing, that a better market approach would be brand naming, so it elected to use APG and a descriptive name to identify its products (i.e. APG
Hand Cleaner, APG Laundry Detergent, etc.) Southeast Automotive continues to sell a product named Cra Z Soap Hand Cleaner, through various channels including the Internet.  However, the formulation of their hand cleaner is that of Jaboneria, a manufacturer of cleaning products located in
Equador, S.A. Advanced Products continues to have the sole and exclusive rights to manufacture, sell and market the formula proprietary and first developed by Masters Marketing. The decision to market that formula under a different name was made by management to assist Masters Marketing, but more importantly to create a unified brand name for those new products developed from this formula in addition to solely hand cleaner.

(B) 1. The principal products of the Company are proprietary formulae for a heavy duty hand cleaner for which it holds a license for the exclusive sale, manufacture and distribution from Masters Marketing, a privately held Tennessee Corporation. This product is well suited to the automotive aftermarket as it is a strong remover of grease and grime generally associated with mechanic type work. In addition to the hand cleaner the Company has several other cleaning chemical products such as a car wash, oil remover, cement cleaner, and degreaser.
     While the Company has in its possession the formulae for all of the products listed above, it has yet to manufacture any other than the hand cleaner which represents 100% of its current revenues. APG has a manufacturing agreement with Starco a Division of Diamond Chemical to manufacture these products at cost plus 10%. As part of this Agreement Starco agrees use the formulae as provided by APG and has agreed to their confidentiality. Costco Manufacturing has been identified as a domestic manufacturer of the bar hand cleaner as opposed to manufacturing in Mexico or South America. Costco has seen the product and has the ability to manufacture it. To date the Company has not required additional inventory of the soap and therefore has not ordered any manufacturing from Costco.
2. The Company relies heavily on traditional distribution channels through the use of manufacturers' representatives.  In addition, it
has an agreement with Telebrands, Inc. to provide infomercial and other media advertising in the hopes of generating a wider retail distribution network.
3. Recently the Company announced the development of an Internet web site for the sale and distribution of OEM, and Replacement auto parts, www.Go-Autoparts.Direct.com. This site is currently under construction and a working model can be viewed a www.Go-Advanced.com. The Company is in the process of establishing a manufacturer's advisory committee and expects to be live with its site in the very near future. The Company's marketing strategy is to establish a portal site for the direct communication and purchase of parts from participating manufacturers. The Company as such eliminates the wholesaler from the distribution channel. It is exected that this will  provide consumers with better pricing for their auto parts needs.
4. The hand cleaner market is extremely competitive and the Company currently holds a very small market share. The Company has expanded to the auto parts industry because management has well over 60 combined years of experience in that industry. The Company anticipates including its hand cleaners as part of the accessory line it will sell over the Internet. While there is no independent data that shows the expected growth of the auto parts industry over the Internet, it is expected that The Internet market as a whole will
reach over a trillion dollars by 2003.   While there are some 20,000 sites
havingto do with auto parts only a few retail parts. Of those only two (2) do not require an e-mail response and none are direct to manufacturers,each of the sites acts as a wholesaler.
5. Hand Cleaner and other cleansing chemical products are manufactured for the Company by Agreement with Starco a Division Diamond Chemical Company and Costco manufacturing. The availability of raw materials is excellent. The Agreement with Starco provides for the manufacture of APG proprietary formulae on the basis of cost plus 10%. Because of the nature of the bar soap product Starco is unable to provide manufacture of this product. In the past Jaboneria in Equador manufactured this product. Recently,the Company has been notified by Masters Marketing that Jaboneria was substituting their formula for the one provided by Masters Marketing. APG with the assistance of the Starco management has obtained a manufacturing source, Costco Manufacturing, Brooklyn, NY, with the capability to produce this bar hand cleaner. The company and Costco will work from standard PO's the cost of manufacturing will be determined on a per order basis depending on the current cost of raw materials.
6. The Company's consumer base is large and it does not rely on one or even a few major customers but on a broad based marketing and advertising program. The Company's original product, Cra-Z Soap Hand Cleaner, is primarily targeted at the automotive aftermarket to compete with products such as GoJo and other deep cleaning detergents aimed at the professional and do it yourself mechanic. The soap and detergent industry is $54 billion dollars in the United States alone. The Company has carved out a subset of that market targeting those products that are attractive to both professionals and do-it-yourselfers, as well as the heavy-duty household and commercial cleaning market. The primary market consists of over one million construction contractors, 55 million do-it-yourselfers, 600,000 auto body repair shops and 350,000 general repair shops.
Recently the Company added several new products, including a powdered and gel formulation of the hand cleaner, a chemical additive known as Bug Z which removes bugs from auto windshields, and a professional car wash soap, as a compliment to the hand cleaner line. The Company aligned itself with Starco, a division of Diamond Chemical Company, to provide various detergent products for both commercial and retail use. Additionally, the Company continues to work with Telebrands, a successful direct response TV marketer to bring its consumer detergent products to market via television.
  APG is experiencing difficulty in breaking to this highly competitive market. Competition in this market is primarily limited to three major companies, Loctite Corporation, Gojo Industries and Zep Manufacturing, a division of National Service Industries. The Company's products, include a heavy-duty hand cleaner in bar form and powder (anti-bacterial gel will be added shortly) that generally out perform competitive products and is more environmentally friendly. Its meager revenues to date indicate this. APG essentially began its marketing of the hand cleaner as a one-product company. It has found that both major and minor retailers of these types of products prefer multiple product companies. To remedy this situation, the Company has recently developed a powdered version of the hand cleaner and a laundry detergent through its relationship with Starco. It is currently negotiating with two medium home product chains to carry both the hand cleaner and the laundry detergent and expects to have completed and received purchase orders by early second quarter. Management believes that the exposure of its products at this level will increase the interest of the major chains it has approached in the past and thereby make the company's products more attractive to these large chains.
7. By a license Agreement with Masters Marketing and Development, a Tennessee Corporation, Advanced Products Group, Inc has the exclusive right to manufacture a heavy-duty hand cleaner, which formula is proprietary to Masters Marketing and Development, Inc.
8. The chemicals used in the Company's hand cleaner are environmentally friendly and do not require any license from any governmental agency at this time.
9.   At the present time the Company has four (4) full time employees.
10. The Advanced Products has spent an estimated $80,000 in research and development over the last year. Since the company has been in operation only one year there is no estimate available for any prior years.

(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 2. MANAGEMENT'S DECISIONS AND ANALYSIS OR PLAN OF OPERATIONS:

Plan of Operation:
	The Company is a developmental stage company. It has developed a comprehensive marketing plan to launch both its cleaning products and its Internet web site.
   The Company plans to rely on marketing and sales tactics proven to develop brand recognition and aggressive consumer support. One or more of the following strategies, as appropriate will be used:

Television Advertising Campaign
Radio and Print Media Campaign
Distribution of samples
Nationwide Network of Independent Sales Representatives
Attendance at two major trade conventions yearly
Direct Mail Advertising
Celebrity Endorsement when appropriate

Public Relations
 Advanced Products Group, Inc. has hired, Daughety Tegarden and Hensly (DTH), one of the top PR firms in the mid-west to initiate an aggressive campaign to promote the company and its products. It is currently working on a marketing campaign for soap products that includes POP merchandising, as well as packaging and print materials. DTH is also significantly involved in the development of the Company's web site and promotional campaign to sign up manufacturers as participants at the site. The arrangement requires that APG pay out of pocket expenses for materials and work contracted to other than DTH employees. The company issued 32,000 restricted shares of stock to DTH in return for their services.

Advertising
    Through Telebrands the Company is preparing to use various media to promote its consumer products. Telebrands is one of the nation's largest purchasers of television, radio and print media advertising and has years of experience in the manipulation of these media to provide the most bang for the buck. To solidify this arrangement Advanced Products issued 50,000 restricted common shares to Telebrands.

Exhibitions
The company will demonstrate its products and their capabilities in various exhibitions. These include exhibitions in the automotive aftermarket, janitorial and cleaning supply, and environmental industries.

Professional recognition
The company has also spent considerable time meeting leaders in the Internet and consumer product fields in order to gain their recognition.

The Company anticipates that once it raises sufficient capital it plans to follow a three month plan to launch its web site and its cleaning products:


          THREE MONTH LAUNCH PLAN
---------------  -----------------   -----------------   ---------------
   (1)                   (2)             (3)                 (4)
Activity               Month 1           Month 2            Month 3
---------------   ---------------    -----------------   ----------------
Public Relations   First Mailings    Press Conference    Press Follow-up
----------------------------------  ----------------  ------------------
Advertising        Radio and Info-   1/3 page in 2       1/3 page in 2
                   mercial Hand      auto trade mag.     auto trade mag.
                   Cleaner. Info-    Billboard and       Billboard and
                   mercial Laundry   transportation      transportation
                   Detergent. $300K  display of web      display of web
                   TV airtime for    site.  Two TV       sites.  Two TV
                   web site          spots per week.     spots per week
--------------- ----------------- ------------------  ------------------
Mailings           Mailing sample    Mailing sample      Mailing sample
                   soap product.     soap product.       soap product.
---------------- -----------------  ------------------  ----------------

    To accomplish this task the Company has set a projected budget as set forth in the table below:

                                  Marketing Budget
                                      ($000)

---------------    ---------------  -----------------  -----------------
      (1)                 (2)              (3)                 (4)
Budget Item		         	Year 1          Year 2               Year 3
---------------    ---------------  -----------------   ----------------
Total Salaries            87              164                171
----------------   --------------   -----------------   ---------------
Exhibitions               5                15                 25
-----------------   ---------------  -----------------   ---------------
Public Relations          10               30                 100
-----------------   ---------------   ----------------   ---------------
Advertising               1500            4000               8000
-----------------   ---------------   ----------------   ---------------
Sales Materials           15                35                 45
------------------   ----------------  ----------------   --------------
Consultants               60                75                 75
-----------------    ----------------  ----------------    -------------
Travel                    72                158               250
-----------------    ----------------  ----------------    -------------


  The Company requires additional capital before it can launch any of its proposed marketing strategies. The first step in the launch of its products requires a capital infusion of $250,000. The Company has been diligently been seeking additional investment banking relationships to raise this capital, and several have expressed an interest in developing a funding strategy that may include both public and private placement of the company's securities. Currently the Company is in the process of developing with its public Relations Consultants a prospectus and marketing brochure designed for Internet trading. Several of our investment bankers are ready to take an active role in raising sufficient working capital to fund the Internet project and complete chemical orders as soon as the Company is able to return to the OTC Bulletin Board upon clearing comments with the SEC.

The company is seeking to initially raise $250,000 in developmental capital. These funds are necessary for the following:

     $26,000 Purchase of software to enable auctions capabilities
     $75,000-$100,000 Purchase of auto parts vendor software including parts number database.
     $15,000 Purchase network server and peripherals
     $12,000 Design Web Pages and web site including registration and hosting $50,000 Cost of money and legal and registration fees.

In addition to this initial funding the Company will seek through both private and public placement of its securities an additional $2MM in working capital to provide for sufficient advertising and marketing activity to create interest and awareness of the web sites.

PLAN OF OPERATION FOR THE NEXT 12 MONTHS:

  The Company hopes to satisfy it preliminary funding requirements as described above within the next 60 days. Immediately upon raising the $250,000 required to accomplish the items above the Company will begin to follow the marketing plan of action described earlier in this document.
  In addition, the Company is aggressively working with its manufacturing representatives to complete an expected order from two home product chains by December 31, 1999. Clearly the company will emphasis marketing over the next 12-month period. Earlier in the document the company has provided a table of the expenses it anticipates in completing this task. The total capital required to meet this plan is $1,750,000. The Company anticipates that provided seed capital is raised revenues of $1.8 MM in chemicals and $3MM in Internet fees and advertising via its web site. The Company believes these projections to be both conservative and attainable. Chemical revenues are based on a static market not expanding beyond the two home product companies and an inventory turn of only six (6) times per year. The Internet projections include a 15% surcharge on all transaction and an annual participation fee of $5000. per manufacturer. Additionally, the company anticipates that this improvement in performance will generate a more energetic and active market for its securities making sufficient capital available both for operations and expansion.
   Invariably given the company's current financial situation, a major part of the operations of the Company will be to organize and employ an appropriate staff of sales, marketing and administrative personnel. Two of the senior managers of the organization have combined 60 years of automotive aftermarket experience. They are responsible for driving the automotive side of the business and have a plan to visit various manufacturers who have already expressed an interest in participating in the web site.
 auto shows as well to demonstrate the company's program.
     The company anticipates raising $2MM over the next 12-month period to properly fund promotion and advertising of its products. This capital is expected to by raised through a combination of public and private placement. Management is confident that operations should provide approximately $2MM net before taxes if it meets the operational projections stated earlier in this document.
     The company plans to assertively seek through merger additional products to add to its product mix to provide needed revenues.
     There are no current plans to purchase or sell any plant, property or equipment held by the company.
     Success of the company's marketing plan depends on the additional employment of three to five new employees during the next twelve-(12) month period. These positions include two (2) salespersons, two (2) customer service representatives and a traffic coordinator. The anticipated increase in wages is $87,000 fully burdened over the next 12 months.

(B) Advanced Products Group, Inc. has been in operation for one fiscal year. The current financial condition of the company is described in detail in the audit report attached in Part III of this document.
    APG is currently in a precarious financial condition primarily due to two major factors: (i) in adequate initial funding to launch its primary hand cleaner product resulting in poor operational performance, (ii) a shift in its focus from the hand cleaner to automotive replacement parts via the Internet which has required additional research and development coupled with insufficient capital to launch the site appropriately resulting in poor operational performance.
  The fact is that both products are viable and potentially able to provide significant revenues for the company. The expansion of the company's cleaning products from one to twenty-three (23) retail appropriate cleaners exponentially increases its opportunity for success. However, the company is finding it difficult to raise sufficient capital to develop a sales program (e.g. brochures, pop devices etc.) for these products. In part the difficulty arises from a lost window of opportunity early in the com time it is taking to clear NASD and SEC regulations. APG continues to seek additional investment banking relationships to raise the funds needed to launch its product. It has been frustrated somewhat by its bankers requirement to return to the OTC BB. The company is diligently working to complete this process.
     The market trend toward Internet sales bodes well for the Company's Internet site, which could be operational ninety (90) days from finding sufficient capital to launch. APG's approach to Internet sales is to act as a conduit for manufacturers of auto parts and accessories. To date no such other site exists on the net. The company has sampled a significant number of manufacturers and has found an interest in participating if the site becomes active. Since this is a new approach to distribution and sales there is some hesitancy on the part of manufacturers to invest without a working site already in operation. The company will begin with the sale of its own automotive aftermarket products.
    Not only are Internet sales obviously growing, but so is competition. The key to success seems to be extensive site advertising and uniqueness in the application of product. The company believes that its strategic alliance with Telebrands gives it a truly viable advertising avenue. Since the trend in Internet sales still leans towards traditional distribution of products, that is wholesaler to retail consumers, the company also is confident that its approach of manufacturer direct to retail consumer is unique and will provide lower end prices for the consumer resulting in a successful web site for both APG and its web site participants. In addition, by structuring the web site as a manufacturers center it allows for APG to earn significant advertising revenues from its participants. It should also increase competition among the participants providing the same auto parts, thus resulting in discounts to the end user. Given these trends management believes that once sufficient capital is raised operations should quickly provide a significant return for the company's investors.
  For the company to succeed it will require the capital described earlier in this document. It has current capital needs of $250,000 to complete the web site including hardware, software and database of auto parts. Management is unaware of any event for either an infusion of income or loss that will arise that is unrelated to its continuing operations. Nor is the company's business seasonal.

ITEM 3. DESCRIPTION OF PROPERTY:
(A) The Company does not own any property other than business machines, computers and telephonic equipment. All of its equipment is in good working order. It principal location 7820 S. Holiday Drive, Suite 205, Sarasota, Florida is rented.

(B) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders. While in the absence of a policy at the current time, potential conflicts of interest may arise, the company has no short-term plans for acquisition or lease of any real property and any such lease or acquisition requires the approval of the Board of Directors.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN FINANCIAL OWNERS AND MANAGEMENT

         (A)Security Ownership of certain beneficial owners.

-------  ---------------------   ------------------   ------------------
  (1)              (2)                    (3)              (4)
-------  ---------------------   ------------------   ------------------
TITLE CLASS  NAME AND              AMOUNT AND          PERCENT OF CLASS
             ADDRESS OF BENEFICIAL NATURE OF BENEFICIAL
                OWNER                 OWNER
------------- ------------------- ------------------  ------------------

                Cede & Co                  207,000            5.5%
Common Voting   Box 222
                Bowling Green Station
                New York, New York       Institutional
------------  ---------------------     ------------------   -----------
                Hamilton, Ltd              222,000             5.8%
Common Voting   Box ss-6827
                Nassau, Bahamas          Institutional
------------- ---------------------    -------------------   -----------
                Castle Pines              222,000              5.8%
Common Voting   Box F-42544
                Freeport, Bahamas        Institutional
------------- ---------------------     -----------------    -----------
                National Colonial Inc     348,000              9.2%
Common Voting   Citibank Bldg 2 FL
                42544
                Freeport, Bahamas         Institutional
------------  ---------------------     ------------------   -----------


              B)Security Ownership of management:


----------------   -----------------  -------------------  -------------
      (1)               (2)                 (3)                   (4)
----------------   -----------------  ------------------   -------------
TITLE OF CLASS     NAME AND             AMOUNT AND      PERCENT OF CLASS
                  ADDRESS OFBENEFICIAL NATURE OF BENEFICIAL
                      OWNER                    OWNER
---------------    -----------------   -----------------   -------------
                   Ronald Weprin         680,000               17.9%
Common Voting      420 Beach Rd 403     Director and
                   Sarasota, Fl         Secretary
--------------    ------------------   -----------------   -------------
                   Rus D'Agata           500,000               13.20%
Common Voting      512 Armada Rd S 5   Director and
                   Venice, Fl          Executive VP
-------------     ------------------   -----------------    ------------
                   Richard Herman        135,000               4.5%
Common Voting      734 Franklin Ave     Director
                   Garden City, NY
---------------   ------------------    ---------------      -----------
                    Edward da Parma, Jr    516,167              13.6%
Common Voting       2462 85th Street      President CEO
                    Brooklyn, NY 11214
----------------  -------------------  -----------------     -------------------

   (C) There are no arrangements that would result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS
(A) The following are the Directors and Executive Officers of the Company:

Edward J. da Parma, Jr., age 50, President and CEO term of office 2 years began serving March 12, 1999. Prior to Advanced Products Group, Inc. Mr.
da Parma served as the managing partner of Aim 4 Legal and Consulting, LLP and has held various senior management positions with Farberware, Inc and ACCO USA (formerly Swingline, Inc.). Mr. da Parma served as the Managing Partner of Aim 4 Legal and Consulting from February 1993 until March 1999. Aim 4 Legal and Consulting provided TQM management training, personnel assement, organizational development and legal representation in the area of employment law to such clients as National Westminster Bank (now Fleet Bank), Castlemere, Inc., Siemens and others.

Ronald Weprin, age 57, Secretary/ Treasurer, term of office 2 years, began serving August 29, 1998. Prior to taking a leadership position with APG, Mr. Weprin was a partner in Masters Marketing and Development. Masters developed a proprietary formula for a heavy-duty hand cleaner, which licensed Cra-Z Soap Inc, which in turn merged with Advanced Technologies Group, Inc.to give birth to what eventually became Advanced Products Group, Inc. Mr. Weprin brings over 30 years of auto aftermarket experience to the Company. He began his career in his family's auto parts business, and later as VP for Marketing for Al Automotive. Mr. Weprin also serves as a Director of the Company. Mr. Weprin joined Masters Marketing and Development, Inc. in the January of 1994 and remained an officer and director of that company until September 1998 when he joined Cra Z Products, Inc. which subsequently changed its name to Advanced Products Group, Inc. Prior to coming to Masters Marketing and Development, Inc., Mr. Weprin was the principal owner of Tweeks Ltd. an auto parts and accessories wholesaler in Indianapolis, Indiana.

Rus D'Agata, age 56, Director and VP Administration, term of office 2 years began serving on August 29, 1998. . He has enjoyed a successful career in the automotive aftermarket working for the automotive divisions of Congoleum Corporation and Al Automotive. He successfully led these divisions to increased sales and profitability. In 1989, Mr. D'Agata formed his own consulting firm that specialized in the oil and gas industry. Among the clients Mr. D'Agata's firm provided management consulting to Shell, A ta left his consulting firm in February of 1994to become Sales Manager for Masters Marketing and Development, Inc. and remained in that position until August of 1998

Richard Herman, age 42, Director previously held the position of President and CEO from August 29, 1998 to March 12, 1999 term as director is 2 years began serving March 12, 1999. Mr. Herman brings entrepreneurial experience to the Company. He owned and operated Marl Wash and Dry Cleaning and later he established a successful auto body and repair business. He sold this business to finance the research and development required for Masters Marketing in 1990 to develop its hand-cleaner product. Mr. Herman remains the President of Masters Marketing and serves as VP of Sales to the Company.

(B) There are no key employees at this time other than those serving in the official capacities above.

(C) There are no family relationships among any of the directors, executive officers or any person nominated or chosen to be a director or executive officer.

(D) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.
2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.
3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.
4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.








         ITEM 6.  EXECUTIVE COMPENSATION

------------------------------------------------------------------------
         	SUMMARY COMPENSATION TABLE
--------------------------------------  --------------------------------
                                                 LONG TERM COMPENSATION
---------------------------- --------------- ---------------------------
                                ANNUAL COMPENSATION   AWARDS    PAYOUTS
--------- -------- ------ ----- ------------ -------- ------- ------- --
(A)     (B)   (C)  (D)    (E)          (F)        (G)          (H)     (I)
-----   ---- -------------- ---- ---------- ------ ---------- ------ -----
NAME AND YEAR SALARY BONUS OTHER ANNUAL RESTRICTED  SECURITIES
PRINCIPAL                  COMPENSATION  STOCK     UNDERLYING LTIP ALL OTHER
POSITION        ($)    ($)              AWARDS       OPTIONS/      PAYOUTS
                               ($)                    SAR"S            ($)
------- ------  ------  ----   --------- ----------  -------- ---------------
CEO
Edward
Da Parma 1999     -0-     -0-     -0-    500,000       -0-       -0-    -0-
-------  ------ ------  ------     ----------     ---------  --------------
Secretary
Treasurer 1998    -0-     -0-    -0-       -0-     none       -0-       -0-
Ronald    1999    -0-     -0-    -0-     400,000   none       -0-       -0-
Weprin
-------  ------- ------ -------- --------- --------  ---------  ------- -------
Executive
VP        1998    -0-      -0-   -0-      none        -0-       -0-      -0-
Rus       1999    -0-      -0-   -0-      420,000    none       -0-      -0-
D'Agata
--------------   ------ --------    ----------      --------       -------
VP Sales
Richard   1998    -0-      -0-    -0-     none        -0-       -0-     -0-
Herman    1999    -0-      -0-    -0-     none        -0-       -0-     -0-
-------    -------  ------- -------    -------      --------      --------

The officers and directors of the company have served without compensation. Currently no arrangements, agreements, contracts or promises exist for the purpose of providing compensation in any form to the Officers and Directors named above other than the restricted shares above. Each of the above with the exception of Mr. da Parma are employed full time and expend all of their efforts and energies in the anagement of the Company. Mr. da Parma continues to have responsibilities to Aim 4 Legal and Consulting, LLP in solely in terms of management and organizational issues. As such he devotes approximately 80% of his time to APG and 20% to Aim 4. Mr. da Parma anticipates completing the transfer of his partnership responsibilities by mid spring 2000 and will then devote 100% of his working time to APG.

The officers and directors will begin to collect modest salaries, not to exceed $36,000 per year as soon as interim funding is established. Other compensation issues and increases will be dependent on operational results of the cleaning and Internet site.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  (A) There have been no transactions or proposed transactions to which the company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest.

  (B) The company has not issued, either directly or indirectly, anything of value to any promoter, including shares, money, property, assets, contracts or options of any kind.

ITEM 8. DESCRIPTION OF SECURITIES
(A) 1. The Company is shares are common equity shares with no dividend or preemption rights and voting rights of one vote per share. Currently the Company is not engaged in the public or private placement of its securities

2. The Company also has authorized a Series C Preferred share with a coupon of 6%, a redemption value of $10.00, a face value of $10.00 with voting rights of 2votes per share and a conversion of 2 common shares for each share after one year. There are no issued and outstanding shares of Series C Preferred Stock.

(B) The Company has no debt securities.

 PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder's Matters

 The Company's stock is being traded on the NASD OTC Bulletin Board since September 28, 1998. The following represents the high and low prices for each quarter therefrom:

    High/Low Performance by Quarter

-----------  --------------  ---------------  ------------  ------------
   (1)           (2)             (3)            (4)             (5)
-----------  -------------   ---------------  ------------  ------------
Quarter        December         March           June          September
----------   ------------    --------------   -----------   ------------
High          7              7                16.129 *          15
---------   -------------   ---------------   -----------    -----------
Low          5.25            4.67             13     *         3.25
--------    -------------   ---------------   -----------    -----------

*In April the Company reduced the number of issued and outstanding shares by declaring a split of one share for each three (3) shares held in the company. The result was an increase in the price per share for the quarter beginning April 1999.

B) There are approximately 700 shareholders of common voting stock, and no holders of Series C Preferred shares.


(C) There have been no dividends declared on the common equities of the Company. The stock is not restricted in any way as to limit the ability to pay dividends on common equity now or in the future.

ITEM 2. LEGAL PROCEEDINGS
There are no legal proceedings, judicial or administrative, pending against the Company.

Item 3. Changes in and Disagreements with Accountants
There are no disagreements between the Company's independent accountants nor has there been a change in the independent account chosen by the Company.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
  On April 1, 1999 the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under rule 504 of the Act. The securities sold were common shares and the aggregate dollars sold was $418,545 to three accredited investors, Colonial National, Ltd., Hamilton, Ltd. and Castle Pines, Inc. No officer director or affiliate received any payment from these funds. All proceeds have been used to pay indebtedness to others.
  The price per share of this transaction was $.25 per share for which the Company received three promissory notes from the investors listed above. The Company received $85,000 which was used to reduce it accounts payable. The "others" above refer to entities such as the Telephone Company, utility companies, rent on its office space, shipping, postage etc. None of such entities are an affiliate of the Company.

There are no other unregistered sales of any company securities during the last year. The Company has been extant for one year. The issuance of 1.1 million shares of common stock and 310,000 shares of Series A Super Preferred Voting Shares to the former shareholders of Craz Soap, Corp. by Advanced Technologies Group, Inc., was in exchange for 100% ownership in Craz Soap, Corp. The ratio of exchange to effect the merger was one share of Advanced Technologies Group for three shares of Cra Z Soap, Corp.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
There is nothing in the Company charter, by-laws, contracts or other agreements or arrangements that would insure or indemnify a controlling person, director or officer of the Company as to his or her liability in that capacity.





Part III
	Financial Statements

	June 30, 1999 &
	December 31, 1998








	Independent Auditors Report

Board of Directors
Advanced Products Group, Inc.
(A Development Stage Company)

I have audited the accompanying balance sheets of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998, and the related statements of operations, stockholders equity, and cash flows for the period accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27,1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Advanced Products Group, Inc., as of June 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the accumulated from August 27, 1998 (Inception) to June 30, 1999 and the period January 1, 1999 to June 30, 1999 and the period August 27, 1998 to December 31, 1998,in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 1999 and December 31, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Salt Lake City, Utah
August 30, 1999


       				          		Advanced Products Group, Inc.
             	        (A Development Stage Company)
     	                      Balance Sheets
                   	June 30 , 1999 and December 31, 1998

                                                 June    		December
                                                 30, 1999 		31, 1998
Assets
Current Assets

Cash in Bank                                     	$710    	$	31,770
Accounts Receivable	                               127  	     8,357
Interest Receivable                             	2,215 		      -0-
Inventory                                           -0-       1,343
Prepaid Expenses	                                   -0-     		1,400

Total Current Assets                            	3,052     		42,870

Other Assets

License                                     		1,332,000 		1,332,000
Less Amortization                        (       55,000) (   22,200)

Total Other Assets                           	1,276,500 		1,309,800

Total Assets                                  1,279,552   1,352,800

                   	Advanced Products Group, Inc.
                  	(A Development Stage Company)
                   	Balance Sheets -Continued-
	                   June 30 , 1999 and December 31, 1998

                                                June   		December
                                              30, 1999 		31, 1998
Liabilities & Stockholders' Equity

Current Liabilities
Accounts Payable                              10,912      8,012
Accrued Expenses                              	5,980      		221
Loans Payable                                   	-0-   		60,970
License Fee Payable - Current Portion       	159,840  		159,840

Total Current Liabilities                   	176,732  		229,043

Long Term Liabilities

License Fees Payable                      	1,135,672 		1,158,168

Stockholders' Equity

Preferred Stock; 1,000,000 Shares Authorized
at $0.001 Par Value No Shares & 99,327 Shares
Issued & Outstanding Retroactively Restated      	-0-      		100
Common Stock; 40,000,000 Shares Authorized
at $0.001 Par Value 3,060,590 Shares
& 1,675,952 Shares Issued & Outstanding
Retroactively Restated                         	3,061     		1,675
Paid In Capital                              	551,273    		34,584
Outstanding Notes Receivable
for Sale of Shares Issued                   ( 403,410)      		-0-
Accumulated in the Development
Stage                                       ( 183,776)  	(	70,900)

Total Stockholders' Equity                  (  32,852)  	(	34,541)

Total Liabilities & Stockholders'
Equity                                    $ 1,279,552 	$	1,352,670


                     Advanced Products Group, Inc.
                    (A Development Stage Company)
                    Statements of Operations
              Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
              and the Period August 27, 1998 to December 31, 1998

                                                       		June 		December
                                       Accumulated 		30, 1999 		31, 1998
Revenues

Sales                                      $ 14,336 	$	5,830   	$	8,506
Cost of Sale                                 	3,090  		1,343    		1,747

Gross Profit                                	11,246  		4,487    		6,759

Operating Expenses

Amortization                                	55,500 		33,300    	22,200
Interest	                                   	66,800 		40,080   		26,720
Travel	                                     	32,072 		17,884 	  	14,188
Telephone                                   	12,844 		9,551     		3,293
Rent                                        		5,262 		4,562       		700
Professional Fees                            	5,217 		3,621     		1,596
Advertising                                  	8,760 		1,267     		7,493
General & Administrative Expenses           	11,240 		9,771     		1,469

Total Operating Expenses                   	197,695 		120,036  		77,659

Other Income

Interest                                    		2,673    	2,673      		-0-

Net Loss                                 ($ 183,776) ($ 112,876)  ($ 70,900)

Loss Per Share                           ($	    .05) ($     .06)
Weighted Average Shares Outstanding        2,364,502 		1,036,900



                          	Advanced Products Group, Inc.
                          	(A Development Stage Company)
                          	Statement of Stockholders' Equity
	                  From August 27, 1998 (Inception) to June 30, 1999

                     Common        	Preferred        Paid In      Accumulated
                 Shares 		Amount 	Shares    Amount   Capital      Deficit

Beginning Balance
August 27, 1998
 (Inception)  	 $ -0- $  -0- 	    -0-      $-0-      $    -0-       $ -0-

Shares held by
Shareholders
of Advanced
Technology
Group, Inc.
Retroactively
Restated     1,117,863   1,118    	-0-      	-0-       2,236           -0-

Shares Issued to
Acquire
Shares
Outstanding of
Cra-Z Soap, Corp.,
Retroactively
Restated      	417,332     417 		103,517    		104       835             -0-

Shares Issued
to Convert
Series A
Preferred to
Common Shares
Retroactively
Restated       	83,807      84 (   4,190	  (    4)       247          		-0-

Shares Issued
for Cash at
$15.00 Per Share
Retroactively
Restated          200       -0-       -0- 	    -0-      3,003          	-0-

Shares issued
for Cash at
$3.00 Per Share
Retroactively
Restated	        167        -0-       -0-      -0-        501          	-0-

Shares Issued
for Cash at
$0.60 Per Share
Retroactively
Restated      	25,000	      25        -0- 		   -0-       14,975        	-0-

Shares Issued
for Cash at
$1.50 Per Share
Retroactively
Restated       	6,667 	      7        -0-      -0-         9,973       	-0-



                                   	Advanced Products Group, Inc.
                                   (A Development Stage Company)
                             Statement of Stockholders' Equity -Continued-
                            From August 27, 1998 (Inception) to June 30, 1999


                        Common  	       Preferred     		Paid In 		Accumulated
                   Shares 		Amount 		Shares 		Amount  		Capital 		Deficit

Shares Issued
for Service
at $0.003 Per Share
Retroactively
Restated          	24,583     24 	    	-0-     		-0- 	    	714       	-0-

Shares Issued
for Service
at $6.00 Per Share
Retroactively
Restated	             333     -0-    		-0-     		-0-    		2,100     		-0-

Net Loss for
Period Ended
December 31, 1998 (         70,900)

Balance,
December 31, 1998 1,675,952 		1,675    	99,327 	100       	34,584  ( 70,900)

Shares Issued
to Convert
Series A
Preferred to
Common Shares
Retroactively
Restated            390,333 		390    	(	19,516)	(	20)	        	20     		-0-

Shares issued
for Services
at $8.00 Per Share
Retroactively
Restated                	66    		1       		-0- 		-0-         		581     		-0-

Shares Issued
for Services
at $0.60 Per Share
Retroactively
Restated             	8,333     		8 	     	-0- 		-0- 	       	4,992 	    	-0-

Shares Issued
for Services
at $0.003 Per Share
Retroactively
Restated            	275,833  		276       		-0- 		-0- 	        	552     		-0-

Shares Issued
for Note
Receivable
on Option to
Acquire Common
Stock at
$0.001 for $.003 Per Share
Retroactively
Restated           	33,333 	    	33       		-0- 		-0-           		67    		-0-



                                         Advanced Products Group, Inc.
                                         (A Development Stage Company)
                              Statement of Stockholders' Equity -Continued-
                            From August 27, 1998 (Inception) to June 30, 1999


                          Common         Preferred     		Paid In 		Accumulated
                     Shares 		Amount 		Shares 		Amount 		Capital 		Deficit

Shares Issued
for Notes
Receivable at $0.75 Per
Share Retroactively
Restated            	666,666  		667   		-0-     		-0-   		499,333     		-0-

Shares Issued
for Services
at $14.53 Per Share	      74 	   	1 	   	-0- 	   	-0-      		1,074    		-0-

Shares Issued
for Cash
at $1.00 Per Share	    10,000 	 	10 	   	-0- 	   	-0-      		9,990    		-0-

Series A
Preferred Shares
Returned & Canceled      	-0-  		-0- 	(	79,811)	(	80)	         	80    		-0-

Loss for Period Ended
June 30, 1999										(	112,876)

Balance,
June 30, 1999	       3,060,590 	$3,061 		-0- 	$   -0- 	$   	551,273 ($183,776)




                            Advanced Products Group, Inc.
                           (A Development Stage Company)
                        Statement of Cash Flows
                Accumulated from August 27, 1998 (Inception) to June 30, 1999 and the Period January 1, 1999 to June 30, 1999
                and the Period August 27, 1998 to December 31, 1998


                                                          		June 		December
                                          Accumulated 		30, 1999 		31, 1998

Cash Flows from Operating Activities
Net Loss                                (  183,776)   	($112,876)  	($70,900)
Adjustment to Reconcile Net Loss to Cash
Amortization	                               55,500 	     	33,300    		22,200
Non Cash Expenses	                          10,750 	      	2,873     		7,877
Rounding                                       	-0- 	  	       2     	(    2 )
Changes in Operating Assets & Liabilities
(Increase) Decrease in Accounts Receivable(	  127)        		8,230     ( 8,357)
(Increase) Decrease in Interest Receivable(	2,215)         (2,215)         -0-
(Increase) Decrease in Inventory	              -0- 	       	1,343    	(	1,343)
(Increase) Decrease in Prepaid Expenses        -0- 	       	1,400    	(	1,400)
Increase in Accounts Payable              	10,912         		2,900     		8,012
Increase in Accrued Expenses               	5,980         		5,759 	      	221
Net Cash by Operating Activities         (102,976)        (59,284)  	(	43,692)

Cash Flows from Investing Activities

Payments on License                     ( 	36,488)	      (	22,496)  	(	13,992)

Cash Flows from Financing Activities

Proceeds from Sale of Common Stock        	140,174       		111,690 	   	28,484
Increase in Loan Payable 	                      -0-      	(	60,970)   		60,970

Net Cash Provided by Financing Activities 	140,174 	       	50,720    		89,454

Increase (Decrease) in Cash & Cash Equivalents	710       	(	31,060)   		31,770

Cash & Cash Equivalents at Beginning of Period 	-0-       		31,770 		      -0-

Cash & Cash Equivalents at End of Period     $	710 	         $	710   	$	31,770


                            Advanced Products Group, Inc.
                            A Development Stage Company)
                            Notes to Financial Statements

NOTE #1 - Corporate History

Advanced Products Group, Inc., (the Company), is a market based company selling soaps, hand cleaners and other related products. Originally formed as a Nevada Corporation on August 27, 1998, using the name
Cra-Z Soap Corp. The Company filed Articles of Amendment on March 12, 1999, and changed its name to Advanced Products Group, Inc.

Pursuant to an Agreement of Merger dated August 28, 1998, the Company merged into Advanced Technologies Group, Inc., a Delaware Corporation organized under the laws of the state of Delaware on March 25, 1987.

The Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies

A.	The Company uses the accrual method of accounting.
B.	Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C.	The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents.  The Company currently has no cash equivalents.
D.	Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.  Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E.	Consolidation Policies:    The accompanying consolidated financial
statements include the accounts of the company and its majority - owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.
F.	Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.

NOTE #3 - Reverse Takeover and Recapitalization

Pursuant to an Agreement of Merger dated August 27, 1998, Cra-Z-Soap Corp., a Nevada Corporation, (the legal acquiree) and Advanced Technologies Group, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

	Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #3 - Reverse Takeover and Recapitalization -Continued-

Shareholders of the legal acquiree surrendered 100% of the outstanding shares in exchange for 1,100,000Shares of Common Stock and 310,550 Series A Super Preferred Voting Shares of the legal acquirer.

On April 30, 1999, Advanced Technologies Group, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Delaware changing its name to Advanced Products Group, Inc.

The share exchange of a private operating Company, (Cra-Z- Soap Corp.) into a non-operating public shell corporation (Advanced Technologies Group, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is,the transaction is equivalent to the issuance of stock by the private companyfor the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identicalto that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer.

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

In accordance with this guideline the outstanding shares of Cra-Z Soap Products Corp., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the three shares for one share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.


Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #4 - Income Taxes

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal revenue Codes are met.  These losses are as follows:
        					Year of Loss 		Amount 		Expiration Date
                   1998 	$	101,226      		2018
                   1999

Current Tax Asset Value of Net Operating Loss Carryforwards
at Current Prevailing Federal Tax Rate                     	$	34,416
Evaluation Allowance                                       	(	34,416)
Net Tax Asset	                                              $	-0-
Current Income Tax Expense	                                  	-0-
Deferred Income Tax Benefit	                                 	-0-

NOTE #5 - Going Concern

The accompanying financial statements of Advanced Products Group, Inc., have been prepared on a going concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations the Company has not achieved profitable operations and as of June 30, 1999, the Company has insufficient working capital.

Management has obtained an agreement with an investment banking concern in New York to use a Private Placement Memorandum of 500,000 shares of common stock at $2.00 per share to raise additional capital This Agreement is contingent upon the Company clearing comments in its current filing with the Securities and Exchange Commission.

The Company is negotiating with other mergers with other privately held companies that would bring assets,sales and marketing strategies to the Company. These negotiations also are contingent upon the Company completing its current registration process with the SEC.

In addition, negotiations continue with a major supermarket wholesaler for the soap products.

	Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #6 - License Agreement

On August 27, 1998, Cra-Z Soap Corp., (the Licensor) entered into an Agreement with Masters Marketing and Development, Inc., a Tennessee Corporation (the Licensor). Pursuant to the Agreement the Licensor granted to the Licensee property that is identified as all formulas, patents, applications for patents, trade secrets, improvements, technology or technological products, intellectual properties, know-how ideas, methods, processes and concepts, and devices ("formulas"), whether now existing or hereafterconceived , developed or acquired by Licensor relating to the product known as Cra-Z Soap or any similar product or any application of the formulas to any product or commercialization thereof
  Two officers of Advanced Products Group, Inc., jointly owning 7.9% of Advanced Products Group,
Inc's outstanding common shares also own 42% each of Masters Marketing and Development, Inc.

A royalty of ten percent (10%) of the Adjusted Gross Sales price of any Products sold by Licensee or its Affiliates for which Licensee receives payment of Twenty Thousand Dollars U.S. ($20,000) (the "monthly minimum"), whichever is greater ("Royalties"). "Adjusted Gross Sales Price" shall mean the gross sales price of any Products sold less returns and reasonable actual discounts or rebates. At such time as the total amount of Royalties paid reaches a sum equal to or exceeding two million dollars U.S.
($2,000,000), the percentage of Adjusted Gross Sales paid as royalty as defined above shall change from ten percent (10%) to three percent (3%) with no monthly minimum.

The Company has capitalized the License Agreement at the present value of $2,000,000 using a risk free rate of 5% over the term of 100 months, (eight and one third years) that the Company is required to pay $20,000 per month. The present value of the license is $1,332,000. The discount factor of $668,000 is considered to be the interest factor and is absorbed into the operating expense as interest expense using the straight line method at $6,680. The interest expense is recognized as expense each month without respect to when the Company pays the required license fees. If the Company fails to make the license payment timely then expense is recognized and the license fees payable is increased.

The Company will amortize the license fee recognized as an asset over the initial term of the license which is twenty years.

The Company will be required to make debt service payments and recognize expenses pertaining to the license as follows;

	Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #6 - License Agreement -Continued-

						License
License 		Principal 		Interest 		Amortization
Year	                	Payment 		Reduction 		Factor
1998  	$    	80,000 	$	53,280 	$	26,720 	$	22,200
1999		      240,000 		159,840 	 	80,160  		66,600
2000	      	240,000 		159,840 	 	80,160  		66,600
2001		      240,000 		159,840 	 	80,160  		66,600
2002		      240,000 		159,840 		 80,160  		66,600
2003		      240,000 		159,840 	 	80,160  		66,600
Thereafter	 720,000 		479,520 		240,480 		1,644,800
Total $  	2,000,000 1,332,000 	 668,000  	2,000,000

NOTE #7 - Stockholders' Equity

The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00 per share.

The Company is authorized to issued 1,000,000 Shares of Series A Super
Preferred Voting Shares.
Pursuant to the Agreement of Merger 103,517 Series A Super Preferred Voting
Shares, retroactively restated have the following characteristics;

A.	Voting Rights: The holder of each share of the Shares shall have the right to cast twenty (20) votes per Share held on any and all matters presented for shareholder consideration.
     Each holder of common shares may cash one (1) vote per common share held on any and all matters presented for shareholder consideration.
B.	Preference: Holders of the Shares shall be preferred over holders of common shares for payment of dividends or in any distribution to shareholders resulting from liquidation of the issuer.
C.	Face Value and Redemption Value: The Shares have a face value of $1.00 each.  The Shares may be redeemed by the issuer prior to any conversion thereof any time after two (2) years from date of issuance for $1.00 each at the option of the issuer.
D.	Dividends: The Shares earn a non-cumulative dividend of three percent (3%)
annually based upon the Shares face value and redemption value.  Dividends shall be paid from earnings of the issuer, if any.
E.	Conversion: The Shares may be converted into restricted common shares at any time commencing two (2) years after date of issuance.  Each Series A
Preferred Voting Share may be converted into twenty (20) restricted common shares.  The holding periods of any restricted common shares issued as a result of conversion for purposes of Rule 144, or any subsection thereof, as promulgated by the Securities & Exchange Commission, shall commence upon the date of issuance of any such Series converted.

	Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #7 - Stockholders' Equity -Continued-

F.	Series C Preferred Shares;  The Company offers a Series C Preferred Share with a coupon of 6%, a redemption value of $10.00, a face value of $10.00 with voting rights of 2 votes per share and a conversion of 2 common shares for each share after one year from issue.  There are no Series C Preferred
Shares issued.

On March 12, 1999, at a Special Meeting, Shareholders authorized a one for three split of the issued and outstanding shares of common and preferred stock. Retroactive restatement has been made to the financial statements.
The remaining preferred shares outstanding were returned to the Company at no cost and were canceled.

The Company issued 24,916 shares of common stock for services valued at $2,838 in 1998 and 317,639 shares for services valued at $7,585 in 1999.

The Company issued shareholders of Advanced Technologies Group, Inc., options to acquire up to 666,667 post split shares of common stock at $0.75 per share
In 1999, the Shareholders exercised the options and the Company issued
666,667 shares of common stock for Notes Receivable of $500,000.
At June 30, 1999, the Company had received $96,690 from one of the note holders.

NOTE #8 - Notes Receivable

The Company has three short term notes receivables as follows:

Note #1- From a Business Entity, Note of $166,667 dated April 1, 1999
Due March 31, 2000, Interest at .025% Per Annum				$166,667

Note #2- From a Business Entity, Note of 166,667 dated April 1, 1999
Due March 31, 2000, Interest at .025% per annum				  166,667

Note #3- From a Business Entity, Note of 166,667 dated April 1, 1999
Due March 31, 2000, Interest at 0.25% Per Annum				 69,976

                                     Total 									$403,310
								                                       	==============


The Company issued 666,667 shares of common stock for the notes receivable.
Generally accepted accounting principle require that note receivable for stock issued be offset against the equity increased from the original sale.
	Advanced Products Group, Inc.
	(A Development Stage Company)
	Notes to Financial Statements -Continued-

NOTE #9 - Deficit Accumulated in the Development Stage

Subsequent to the Agreement of Merger the surviving entity is considered to be a development stage company. Deficits accumulated are as follows;

Period	                                                        	Amount
From August 27, 1998, (Inception) to December 31, 1998        $	101,226
From January 1, 1999 to June 30, 1999                          	160,493
Total                                                         $ 261,719

NOTE #10 - New Technical Pronouncements

In February 1997, SFAS No. 129, "Disclosure of Information about Capital
Structure" was issued effective for periods ending after December 31, 1997.
The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No.
130 is not expected to have a material impact on the Company's financial statements.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and
Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt
SFAS No. 131, effective with the fiscal years ended December 31, 1998.
Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.


                                 Signatures


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                               Advanced Products Group, Inc.
                             -----------------------------------
                                    (Registrant)

Date: February 9, 2000       By: /s/ Edward J. da Parma, Jr.
                               ----------------------------------
                               Edward J. da Parma, Jr., President











































          PART IV  INDEX OF EXHIBITS


EXHIBIT #                       DESCRIPTION

2                               CORPORATE BY-LAWS
3                               STOCK CERTIFICATE
3.a                             AMENDED ARTICLES OF INCORPORATION
6.a                             LICENSE AGREEMENT BETWEEN MASTERS
                                MARKETING AND CRA Z SOAP, INC.



               ADDITIONAL EXHIBIBTS

A.                        MERGER AGREEMENT BETWEEN CRA Z SOAP, CORP
                          AND ADVANCED TECHNOLOGIES GROUP, INC.
B.                        FORM D

C.                        AGREEMENT BETWEEN STARCO AND CRAZ PRODUCTS

D.                        LETTER OF AGREEMENT TELEBRANDS




